

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 21, 2010

Mr. Frederic M. Burditt
VP, CFO and Treasurer
Circor International, Inc.
25 Corporate Drive
Burlington, Massachusetts 01803

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended April 4, 2010**
> **Form 8-K filed February 25, 2010**
> **Definitive 14A filed March 26, 2010**
> **File No. 1-14962**

Dear Mr. Burditt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Form 10-K for Fiscal Year Ended December 31, 2009

Critical Accounting Policies
Allowance for Inventory, page 23

2. You typically analyze your inventory aging and projected future usage on a quarterly
    basis to assess the adequacy of your inventory allowances. You provide inventory
    allowances for excess, slow-moving, and obsolete inventories determined primarily
    by estimates of future demand. Assumptions about future demand are among the
    primary factors utilized to estimate market value. Please expand your disclosures to
    address your consideration of the following in assessing the adequacy of your
    inventory allowances:
    *   Significant organic revenue declines for the year ended December 31, 2009;
    *   Pricing pressure in 2009 which you expect to continue in 2010; and
    *   Declines in backlog.
    Please show us in your supplemental response what the revisions will look like.

Impairment Analysis, page 24

3. In the interest of providing readers with a better insight into management's judgments
    in accounting for goodwill, please disclose the following:
    *   The reporting unit level at which you test goodwill for impairment and your basis
        for that determination. It appears that your reporting units are your operating
        segments. Please clarify in your disclosures;
    *   How you weight each of the methods used to value goodwill, including the basis
        for that weighting;
    *   How the methodologies used for valuing goodwill in the current year have
        changed since the prior year; and
    *   To the extent that any of your reporting units have estimated fair values that are
        not substantially in excess of the carrying value and to the extent that goodwill for
        these reporting units, in the aggregate or individually, if impaired, could
        materially impact your operating results, please provide the following disclosures
        for each of these reporting units:
        o   Identify the reporting unit;
        o   The amount of goodwill;
        o   A description of the assumptions that drive the estimated fair value;
        o   A discussion of the uncertainty associated with the key assumptions. For
            example, to the extent that you have included assumptions in your discounted
            cash flow model that materially deviates from your historical results, please
            include a discussion of these assumptions; and
        o   A discussion of any potential events and/or circumstances that could have a
            negative effect to the estimated fair value.

> In this regard, fair values utilized for your 2009 goodwill assessment for the Flow Technologies segment exceeded book value by only 8%.

Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 27</u>

4. Please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K and the staff's no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

<u>Item 15. Exhibits, Financial Statement Schedules, page 38</u>

5. We note that other than Schedule I, you have not filed the rest of the schedules and the exhibits to the Credit Agreement dated July 29, 2009 (Exhibit 10.41). Please file the complete copy of the agreement with your next periodic report.

<u>Notes to the Financial Statements</u>

<u>Note 2 - Summary of Significant Accounting Policies, page 51</u>
<u>General</u>

6. You have amounts accrued for sales incentives as disclosed on page 62. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers or for any other sales incentives provided to your customers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. Refer to ASC 605-50-45. Please also discuss in MD&A any significant estimates resulting from these arrangements. Please show us in your supplemental response what the revisions will look like.

7. Please disclose the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

   Please show us in your supplemental response what the revisions will look like.

Principles of Consolidation and Basis of Presentation, page 51

8. The consolidated financial statements include the accounts of your wholly and majority owned subsidiaries. These disclosures indicate that you may have one or more less-than-wholly-owned subsidiary. If so, please provide the disclosures required by ASC 810-10-50-1A.

Note 3 – Business Acquisitions and Divestitures, page 56

9. In regards to your acquisition of Bodet on March 20, 2009, please help us better understand how you determined that this was a bargain purchase and correspondingly a gain from bargain purchase should be recorded. Your explanation should include the following:

   - Please help us understand whether there were any special circumstances associated with the sale and purchase, including whether it was a forced sale; and
   - Please tell us what steps you took to perform a reassessment of whether you had correctly identified all assets acquired and liabilities assumed based on the guidance provided in ASC 805-30-30-4 through 6.

   Refer to ASC 805-30-25-2 through 4. Please also expand your disclosures to provide a description of the reasons why the transaction resulted in a gain. Refer to ASC 805-30-50-1(f)(2).

Note 6 – Property, Plant and Equipment, page 58

10. Please disclose the statements of operations line item(s) in which you include depreciation. If you do not allocate a portion of depreciation to cost of revenues, please tell us what consideration you gave to SAB Topic 11:B.

Note 8 – Income Taxes, page 60

11. You have net deferred income tax assets recorded of $21.5 million, of which $27.6 million appear to be domestic deferred income tax assets and $6.1 million appear to be foreign net deferred income tax liabilities. In light of your domestic losses before income taxes for each of the two years ended December 31, 2009, please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize your domestic net deferred tax assets. In this regard, please consider each of the following points in your disclosures:
   - Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on these deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;
   - Please include an explanation of the anticipated future trends included in your projections of future taxable income;
   - Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets; and
   - Please separately disclose the amount of deferred tax assets recorded related to domestic net operating loss carryforwards and correspondingly the amount of pre-tax income that you need to generate to realize these deferred tax assets. In a similar manner, disclose the amount of deferred tax assets recorded related to foreign net operating loss carryforwards and correspondingly the amount of pre-tax income that you need to generate to realize these deferred tax assets.
   Please show us in your supplemental response what the revisions will look like.

Note 10 - Financing Arrangements, page 62
Covenants, page F-20

12. Certain of your loan agreements contain covenants that require, among other items, maintenance of certain financial ratios. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like.

Note 11. Share-Based Compensation, page 63

13. Please disclose whether any of your share-based payment awards, such as your restricted stock unit awards, contain rights to dividends as well as whether they are nonforfeitable dividends. If so, please tell us what consideration you gave to ASC 260-10-45-61A in determining whether these awards are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. Please show us in your supplemental response what the revisions will look like.

Note 14 – Contingencies, Commitments and Guarantees
Self-Insurance, page 73

14. Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area. Please show us in your supplemental response what the revisions will look like.

Form 10-Q for Fiscal Quarter Ended April 4, 2010

General

15. Please address the above comments in your interim filings as well.

Form 8-K filed February 25, 2010

16. Please expand your disclosures regarding free cash flow to discuss all material limitations of your measurement. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like.

17. In your reconciliation of key performance measures to commonly used GAAP terms, it appears that the amount of adjusted weighted average shares is the same as your actual weighted average common shares outstanding as reported on your statements of operations. In this regard, please revise your description in your table to clarify that these represent actual not adjusted weighted average shares.

18. You describe certain charges (recoveries) as special on the face of your statements of operations and in Note 4 to the financial statements in your Form 10-K for the year ended December 31, 2009. In your Form 8-K, you present adjusted income, adjusted operating income, and adjusted operating margin, which all exclude these special charges. Given that certain of these charges from the year ended December 31, 2009, such as gain on assets held for sale and goodwill and intangible impairment, have also been recorded in the year ended December 31, 2008 or the year ended December 31, 2007, please tell us what consideration you gave to Compliance and Disclosures Interpretation 102.03 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm in characterizing these amounts as special.

Definitive 14A filed March 26, 2010

Compensation Discussion and Analysis, page 18

2009 Executive Compensation Components, page 20
Performance-Based Annual Incentive Compensation, page 21

19. Please identify how the company-wide adjusted earnings per share and days supply inventory were calculated from your audited financial statements as two of the categories of the 2009 performance targets. For example, we note that on page 55 of your most recent annual report, Note 2 – Earnings (Loss) Per Common Share, you disclose only the Basic EPS values. Refer to Instruction 5 of Item 402(b) of Regulation S-K,

20. You disclose that 20% of the annual performance bonus for each executive officer was subject to each named executive officer's achievement of certain strategic objectives. We also note that Messrs. Coppinger, Celtruda and Robbins met such objectives. However, you do not appear to have provided disclosure about what the strategic objectives were for each such named executive, nor do you provide qualitative disclosure of the compensation committee's assessment of each named executive officer's individual performance and the reasons behind the committee's conclusion that each of the three named executive officers met their respective strategic objectives at the levels disclosed. To the extent that the compensation committee's decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how

qualitative inputs are translated into objective pay determinations.

Summary of Cash and Certain Other Compensation and Other Payments to the Named
Executive Officers, page 29
Summary Compensation Table, page 30

21. We note your highlighted disclosure, as well as the disclosure in the last three
columns of the summary compensation table. We object to the placement of the
disclosure as presented because we believe it obscures the ability of the reader to
distinguish between the disclosure that is mandated by Item 402(c) of Regulation S-K
and that which you voluntarily include for purposes of distinguishing between the
required disclosure and what you believe to be "actual amounts earned." Please
relocate this disclosure to a less-prominent section of your discussion.

2009 Grants of Plan-Based Awards, page 34

22. We note that with respect to Mr. Higgins you have disclosed no MBP values under
the "Estimated Future Payouts Under Non-Equity Inventive Plan Awards" column.
Please advise. See Item 402(d)(2)(iii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Jay Ingram,
Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters.
Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-

3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief